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Exhibit (d)(vi)

AGREEMENT TO ESCROW FUNDS

        This Agreement to Escrow Funds (this "Agreement") is entered into as of July 29, 2002, by QAD Inc. ("QAD") and Kathleen M. Fisher, aka Kathleen M. Griggs ("Fisher").

RECITALS

        A.    Fisher and QAD have executed that certain Offer of Employment (the "Offer Letter") dated March 6, 2000. Pursuant to the Offer Letter, QAD agreed to provide Fisher with a $255,000 forgivable loan. In satisfaction of such obligation, QAD loaned Fisher $255,000 and Fisher executed that certain Promissory Note dated April 11, 2000, in the original principal amount of $255,000 payable to QAD (the "Promissory Note"). The Promissory Note is secured by a Deed of Trust (the "Deed of Trust") encumbering certain real property located at 6031 Bridgeview Drive, Ventura, California 93003 (the "Property").

        B.    Fisher has entered into an agreement to sell the Property to an unrelated third party purchaser and desires that QAD execute such documents as are necessary to reconvey the lien of the Deed of Trust upon payment of the sum of $127,500, which is the remaining principal amount owed under the Promissory Note.

        C.    In satisfaction of QAD's obligation to provide a forgivable loan pursuant to the Offer Letter, the parties desire that QAD incur an obligation to pay Fisher compensation in the amount of $127,500 (the "Additional Compensation) in accordance with the terms and conditions herein and contingent on Fisher's continuing employment with QAD.

        D.    The parties desire that QAD deposit $127,500 as security for the Additional Compensation in an escrow account at First Bank & Trust, Inc ("Escrow Holder"), 550 Montgomery Street, San Francisco, CA, 94111 ("Escrow Account"), to be held in the name of QAD and Fisher and that the terms and conditions of the Escrow Account shall be as provided in this Agreement. The deposit shall be made via a wire transfer in the amount of $127,500 from Equity Title Company to Escrow Holder.

        NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties do hereby agree as follows:

          1.    Escrow Agreement.    QAD and Fisher shall enter into an escrow agreement with the Escrow Holder substantially in the form of the Letter of Escrow Instructions attached hereto as Exhibit A. The costs of establishment and maintenance of the Escrow Account shall be shared equally by QAD and Fisher.

          2.    Additional Compensation.    The following terms and conditions shall govern the release of the Additional Compensation:

    A.
    The Additional Compensation held in the Escrow Account shall be invested in a Business Advantage Money Market account.

    B.
    The Additional Compensation and accrued interest shall be released from the Escrow Account as follows:

    1.
    If Fisher continues to be employed by QAD as of April 14, 2003, Additional Compensation in the amount of $63,750, along with all accrued interest thereon, shall be released to Fisher.

    2.
    If Fisher continues to be employed by QAD as of April 14, 2004, the $63,750 remaining balance of Additional Compensation, along with all accrued interest thereon, shall be released to Fisher.

    3.
    If, prior to April 14, 2004, Fisher's employment with QAD is terminated by QAD with cause or Fisher voluntarily terminates Fisher's employment with QAD, the

        Additional Compensation remaining unpaid at that time shall be released to QAD and accrued interest thereon, if any, shall be released to Fisher.

      4.
      If, prior to April 14, 2004, Fisher's employment with QAD terminates because (i) of Fisher's death, (ii) QAD terminates Fisher without cause, as defined under the QAD Employee Retention Agreement between QAD and Fisher ("Retention Agreement"), (iii) Fisher becomes disabled in the profession in which Fisher works, (iv) there is a change in control of QAD, as defined under the Retention Agreement, (v) if Fisher's employment with QAD is constructively terminated, as defined under the Retention Agreement or (vi) QAD's headquarters where Fisher is situated move more than twenty-five (25) miles from the current location, then the balance of Additional Compensation, including accrued interest thereon, shall be released to Fisher.

          3.    Income Taxes/Gross-Up.    QAD will consider any Additional Compensation released to Fisher to be taxable income to Fisher. Any such release will be reported as taxable compensation to Fisher by QAD at the time of forgiveness. However, such taxable compensation will be grossed up for tax purposes using QAD's standard gross-up provisions. QAD confirms that any income tax due on any imputed interest charged by QAD on the Additional Compensation shall be payable by QAD and will be grossed up for tax purposes using QAD's standard gross-up provisions.

          4.    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of California.

          5.    Attorneys' Fees.    If any litigation is commenced among any of the parties hereto, the prevailing party or parties shall be entitled, in addition to such other relief as may be granted, to a reasonable sum for their attorneys' fees in that litigation. The amount of this sum shall be determined either by the court or in a separate action brought for that purpose.

          6.    Miscellaneous.    This Agreement may be executed in two or more counterparts, each of which shall be a duplicate original and all of which shall constitute one and the same agreement. No amendment or modification of this Agreement shall be effective unless in writing and executed by each of the parties hereto. This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

QAD Inc., a California corporation
By:	Roland Desilets, Secretary
Kathleen M. Fisher

EXHIBIT A

Form of Escrow Agreement

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  Exhibit (d)(vi)
AGREEMENT TO ESCROW FUNDS